# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GCI Liberty, Inc., CIK 0002057463
CUSIP: 36164V602
Title of class of securities: Series A GCI Group Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 07/14/2025
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Blvd., Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 248,233; shared voting power 0; sole dispositive power 248,233; shared dispositive power 0; aggregate amount beneficially owned 248,233 (6.8% of the class)
  Comment: Note to Rows 7, 9 and 11:
  
  (1) Includes 5,088 shares of the Series A GCI Group Common Stock, par value $0.01 per share (the "Series A Common Stock"), of GCI Liberty, Inc., a Nevada corporation (the "Issuer"), held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  (2) Includes 12,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.
  
  Note to Rows 7, 8, 9, 10 and 11:
  
  (1) Does not include shares of Series A Common Stock issuable upon conversion of the 376,534 shares of the Issuer's Series B GCI Group Common Stock, par value $0.01 per share (the "Series B Common Stock") beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 624,767 shares of Series A Common Stock, and Mr. Malone's aggregate beneficial ownership of Series A Common Stock, as a series, would be 15.5%, subject to the relevant footnotes set forth herein.
  
  (2) The Voting Side Letter Agreement (as defined and described in Item 6) contains certain conditions relating to the voting of the Series A Common Stock and Series B Common Stock beneficially owned by Mr. Malone. See Item 6.
  
  Note to Row 13:
  
  Calculated based on the 3,650,938 shares of Series A Common Stock outstanding following the completion of the spin-off of the Issuer from Liberty Broadband Corporation ("Liberty Broadband") on July 14, 2025, as reported in the Issuer's Prospectus filed under its Registration Statement on Form S-1, filed with the Securities and Exchange Commission on July 2, 2025 (the "Prospectus"). Furthermore, 400,806 shares of Series B Common Stock are outstanding following the completion of the spin-off of the Issuer from Liberty Broadband, as reported in the Prospectus. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. The holders of Series A Common Stock and Series B Common Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote and each share of Series B Common Stock is entitled to ten votes, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Common Stock owned by the Reporting Person and without giving effect to the Voting Side Letter Agreement (as defined below), Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 52.4% of the voting power with respect to the general election of directors of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Series A GCI Group Common Stock, par value $0.01 per share
Name of issuer: GCI Liberty, Inc.
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Comment: This Statement on Schedule 13D (this "Statement") relates to the Series A GCI Group Common Stock, par value $0.01 per share (the "Series A Common Stock"), of GCI Liberty, Inc., a Nevada corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: John C. Malone
Residence or business address:
12300 Liberty Blvd.
Englewood, Colorado 80112
Present principal occupation or employment:
Chairman of the Board of Directors of GCI Liberty, Inc.
12300 Liberty Blvd.
Englewood, Colorado 80112
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Series A Common Stock reported herein were acquired by the Reporting Person pursuant to the spin-off (the "Distribution") of the Issuer from Liberty Broadband Corporation ("Liberty Broadband"), which was completed on July 14, 2025 (the "Distribution Date"). As a result of the spin-off, the Issuer became an independent, publicly traded company and the Series A Common Stock was registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). Pursuant to the spin-off, on the Distribution Date, Liberty Broadband distributed .20 of a share of the Issuer's Series A Common Stock for every share of Liberty Broadband Series A Common Stock held by holders of Liberty Broadband Series A Common Stock on June 30, 2025, the distribution record date. As a result, immediately following the spin-off, Mr. Malone beneficially owned 248,233 shares of Series A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired beneficial ownership of the shares reported on this Statement pursuant to the Distribution, which was completed on July 14, 2025. The Reporting Person acquired and holds the shares for investment purposes.

Except as otherwise described in this Statement, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board of Directors of the Issuer (the "Board"). As a result, Mr. Malone regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer's operations and financial condition or strategic transactions.

Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect to (a) acquire additional shares or (b) dispose of all or a portion of his holdings of shares, as the case may be. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns (without giving effect to the conversion of shares of the Issuer's Series B Common Stock, par value $0.01 per share (the "Series B Common Stock"), into shares of Series A Common Stock) 248,233 shares of Series A Common Stock (including (i) 5,088 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the "LM Revocable Trust"), as to which shares Mr. Malone disclaims beneficial ownership, and (ii) 12,500 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 6.8% of the outstanding shares of Series A Common Stock. The foregoing percentage was calculated based on the 3,650,938 shares of Series A Common Stock outstanding following the completion of the spin-off of the Issuer from Liberty Broadband, as reported in the Issuer's Prospectus filed under its Registration Statement on Form S-1, filed with the Securities and Exchange Commission on July 2, 2025 (the "Prospectus"). Furthermore, 400,806 shares of Series B Common Stock are outstanding following the completion of the spin-off of the Issuer from Liberty Broadband, as reported in the Prospectus. Each share of Series A Common Stock is entitled to one vote and each share of Series B Common Stock is entitled to ten votes, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Common Stock owned by the Reporting Person and without giving effect to the Voting Side Letter Agreement, the Reporting Person may be deemed to beneficially own voting equity securities representing 52.4% of the voting power with respect to the general election of directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, and, to his knowledge, the LM Revocable Trust and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Common Stock.
Transactions in the class effected during the past sixty days: Other than as described in this Statement, none of the Reporting Person nor, to his knowledge, the LM Revocable Trust or the Malone Family Land Preservation Foundation, has effected any transactions with respect to the Series A Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with and in anticipation of the Distribution, on December 31, 2024, the Reporting Person, The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, and the John C. Malone June 2003 Charitable Unitrust, the Tracy M. Amonette Trust A, the Evan D. Malone Trust A and the Malone Family Land Preservation Foundation (collectively, the "Malone GCI group") entered into a Voting Side Letter Agreement (the "Voting Side Letter Agreement") with the Issuer pursuant to which each member of the Malone GCI group irrevocably and unconditionally agreed that at any meeting of the holders of the Issuer's capital stock ("GCI Liberty stockholders"), however called, and in connection with any written consent of the GCI Liberty stockholders, the members of the Malone GCI group, in the aggregate, will not vote any shares of the Issuer's voting stock beneficially owned by the Malone GCI group that, if voted, would result in the aggregate voting power of the Malone GCI group exceeding the lesser of (a) 49.99% of the aggregate voting power in the Issuer and (b) the aggregate voting power of the Malone GCI group in Liberty Broadband Corporation, with the determination of the aggregate voting power of the Malone GCI group in Liberty Broadband being made as of immediately prior to June 30, 2025, the record date established by Liberty Broadband with respect to the Distribution and without giving effect to certain provisions of an exchange side letter among the Reporting Person and certain affiliated entities and Liberty Broadband. The Voting Side Letter Agreement will automatically terminate upon the earliest of (a) such date and time as that certain merger agreement, by and among Liberty Broadband, Charter Communications, Inc. ("Charter") and certain wholly-owned subsidiary of Charter (the "Merger Agreement"), shall have been validly terminated in accordance with its own terms prior to the completion of the Distribution, (b) such date and time Liberty Broadband in good faith determines that the Distribution is not reasonably capable of being achieved in accordance with Section 5.24(f) of the Merger Agreement, (c) the approval by the Federal Communications Commission and the Regulatory Commission of Alaska of certain transfer of control applications required under federal and state law permitting the Malone GCI group to exercise de jure control of the Issuer, and (d) the written agreement of the Issuer and the Malone GCI group to terminate the Voting Side Letter Agreement.

The foregoing description of the Voting Side Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Side Letter Agreement, which included as Exhibit 7(a) to this Statement and is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7(a) Voting Side Letter Agreement, dated December 31, 2024, by and among the Issuer, John C. Malone, The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, and the John C. Malone June 2003 Charitable Unitrust, the Tracy M. Amonette Trust A, the Evan D. Malone Trust A and the Malone Family Land Preservation Foundation (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form S-1 (SEC File No. 333-286272) filed with the SEC on June 20, 2025).

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (07/16/2025)